ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

November 18, 2011

VIA Courier and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz; Laura Hatch

Re:	Northern Lights Fund Trust II Post-Effective Amendment No. 4 to Form N-1A, filed on August 26, 2011 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is provided in response to the Staff of the U.S. Securities and Exchange Commission’s (the “Commission”) comments provided via telephone on October 18, 2011 and October 24, 2011, relating to Post-Effective Amendment No. 4 to the Form N-1A of Northern Lights Fund Trust II (the “Registrant”), filed on August 26, 2011 (File Numbers 333-174926, 811-22549) (the “Registration Statement”).  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed once the Commission has indicated that its concerns have been adequately addressed herein.

Prospectus

Cover

Comment #1

Because the Mariner Hyman Beck Global Fund (the “Fund”) uses the word “Global” in its name, please provide a statement that the Fund will invest at least 40% of its net assets outside of the United States, and in at least three countries.

Response #1

The name of the Fund has been changed to the “Mariner Hyman Beck Fund.”

Summary Section - Fees and Expenses of the Fund

Comment #2

In footnote 2 to the Annual Fund Operating Expenses table, please indicate that this reflects the estimated fees and expenses of the Underlying Funds.

Response #2

The “Acquired Fund Fees and Expenses (Underlying Funds)” line item has been deleted from the Annual Fund Operating Expenses table, and the related footnote 2 has also been deleted. Please see the revised Annual Fund Operating Expenses table below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.96%	0.96%	0.96%
Distribution and Service (Rule 12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses(1)	0.36%	0.36%	0.36%
Total Annual Fund Operating Expenses	1.57%	2.32%	1.32%

(1) These expenses are based on estimated amounts for the Fund’s current fiscal year.  Other Expenses include commodity trading advisor fees, if any, but do not include the costs of investing in Underlying Funds, like commodity pools, that are not investment companies. The Fund estimates that Underlying Fund expenses, if presented, would be 2.04%. This estimate does not include performance-based fees, which cannot be meaningfully estimated. The expenses of the Fund’s wholly-owned subsidiary are consolidated with those of the Fund and are not presented as a separate expense.

Comment #3

We remind you that it is the SEC Staff’s position that the Fund is generally required to consolidate the financials of the Underlying Funds into the financials of the Fund and other subsidiaries. The same segregation and leverage limits will apply to the Fund’s wholly-owned and controlled subsidiary (the “Subsidiary”) as apply to the Fund. In addition, the Subsidiary should be considered when the Fund is describing segregation coverage and limits on borrowing.

Response #3

Should the Subsidiary eventually have control, including economic control of the Underlying Fund(s), the Fund will consolidate the financial statements of the Underlying Fund(s) with the Fund. At the commencement of operations, the Subsidiary will not control the Underlying Fund(s) and whether the Subsidiary ends up controlling the Underlying Fund(s) will depend upon the growth of the Subsidiary’s investment in the Underlying Fund(s) relative to the growth of investments by other investors in the Underlying Funds. The Fund acknowledges that the same segregation and leverage limits that apply to the Fund will apply to the Subsidiary as well. Disclosure in the prospectus and statement of additional information has been revised accordingly.

Comment #4

Please note that the term of the operating expense limitation agreement between RJO Investment Management, LLC (the “Advisor”) and the Fund must be at least one year.

Response #4

The operating expense limitation will be through November 30, 2012. Please see Response #32 below.

Comment #5

Please confirm that if the cap on operating expenses is ever increased, the Advisor will not be able to seek reimbursement for fees waived under the prior expense cap in excess of the prior expense cap.

Response #5

The Fund confirms that if the cap on operating expenses is ever increased, the Advisor will not seek reimbursement for fees waived while the prior expense cap was in place that are in excess of the prior expense cap.

Summary Section - Principal Investment Strategies

Comment #6

For the Short-term Fixed Income Strategy, please confirm that the average weighted maturity will be less than three years.

Response #6

The Fund confirms that the average weighted maturity will be less than three years. The weighted average maturity will generally be between nine months and one year, with three years being the longest maturity. The disclosure in the prospectus and the statement of additional information has been revised accordingly.

Comment #7

In the description of the Short-term Fixed Income Strategy, the prospectus states that “decisions are driven by liquidity, rating and tenure.”  Does “tenure” refer to duration or maturity?

Response #7

“Tenure” refers to the time to maturity. Please see the revised paragraph below:

“Short-term Fixed Income Strategy: For the short-term fixed income strategy, decisions are driven by liquidity, rating and time to maturity. This portion of the portfolio is constructed in order to mitigate interest rate and credit risk while optimizing income, and will involve investment in securities including but not limited to: cash, cash equivalents, and upper medium investment grade to prime investment grade, short-term debt securities and money market instruments.”

Comment #8

In the description of the Short-term Fixed Income Strategy, the prospectus states that the Fund may invest in securities issued by foreign governments. If investing in emerging markets will be a principal investment strategy of the Fund, please disclose this. Also, please disclose any rating restrictions on the fixed income securities in which the Fund will invest.

Response #8

The Fund will not invest in securities issued by foreign governments, and the prospectus has been revised accordingly. The description of the fixed income securities in which the Fund will invest will include cash, cash equivalents, and upper medium investment grade to prime investment grade, short-term debt securities and money market instruments. Please see the revised disclosure included in Response #7 above.

Comment #9

In the description of the Global Macro Managed Futures Overlay, the term “investment horizon” is used. Please define this term.

Response #9

By “investment horizon,” the Advisor means the holding period for the investment. In response to your comment, we have revised the disclosure in order to make this clearer. Please see the revised disclosure below:

Global Macro Managed Futures Overlay: The global macro managed futures overlay is intended to provide returns non-correlated with traditional portfolios through allocation to alternative investments. Implementation of the strategy is based on multiple forms of diversification: 1) across market sectors; 2) across geography; 3) across short, medium and long term holding periods; and 4) across tactical strategies such as trend following (identifying opportunities as prices trend up and down), and mean reversion (analyzing statistics over the long term and investing as prices revert to the long term price average).  The fundamental strategy can be deployed by allocating assets to multi-strategy single portfolio managers and/or funds, or by combining multiple specialist managers and/or funds (each an “Underlying Fund”). Each Underlying Fund invests according to its manager’s trading strategy, and will generally trade a diversified portfolio of commodity interests, including but not limited to: futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies. The holding periods for trades may vary and could last from a few days to over one year. Quantitative models driven mainly by volatility and correlation measurements are used in order to control investment biases (such as biases for larger contracts or higher margin contracts).

Comment #10

In the description of the Global Macro Managed Futures Overlay, the terms “trend following” and “mean reversion” are used. Please define these terms.

Response #10

“Trend following” refers to the strategy of identifying opportunities in prices trending up and down. “Mean reversion” refers to the strategy of analyzing statistics over the long term and investing as prices revert to the long term price average. Please see the revised disclosure included in Response #9 above.

Comment #11

Please provide additional information regarding the “Underlying Funds” in which the Fund will invest. Are these commodity pools, hedge funds, or other types of investment vehicles? In addition, please disclose if the financials of the Underlying Funds will be consolidated if they are wholly-owned or if the Fund owns a significant amount of the Underlying Fund.

Response #11

The Underlying Funds will be commodity pools. Please see the revised disclosure include in Response #9 above, and Response #3 above.

Comment #12

Please describe “trade duration,” as the term is used in the description of the Global Macro Managed Futures Overlay. Does this refer to the timeframe for a contract?

Response #12

“Trade duration” refers to the timeframe for the holding period.  The trade duration will last as long as the manager determines that an opportunity exists. Once it is determined that an investment opportunity is over, the trade will be exited.

Comment #13

In the description of the Global Macro Managed Futures Overlay, the phrase “control trade biases” is used.  Please provide additional explanation.

Response #13

Investment biases could cause a manager to favor certain types of contracts, such as larger contracts or higher margin contracts. In order to control for such biases, the Advisor relies on quantitative models and statistical analyses. Please see the revised disclosure included in Response #9 above.

Summary Section - Principal Risks

Comment #14

Please confirm that the Fund will invest in one or more funds, and not with sub-advisors.

Response #14

The Advisor confirms that the Fund, through the Subsidiary, will invest in one or more Underlying Funds, and will not be using or investing through sub-advisors.

Comment #15

If applicable, please include risk factors disclosing risks associated with options and futures investing.

Response #15

The “Derivatives Risk” risk factor included in the prospectus summary has been revised in response to your comment. Please see the revised “Derivatives Risk” risk factor below:

“Derivatives Risk: The Fund may use derivatives (including options, futures and options on futures) to enhance returns or hedge against market declines. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.”

The “Derivatives Risk” risk factor included in the statutory prospectus has also been revised in response to your comment. Please see the revised “Derivatives Risk” risk factor below:

“Derivatives Risk: The Fund may use derivatives (including futures, options and options on futures) to enhance returns or hedge against market declines. The Fund's use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships. Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities. Derivative contracts ordinarily have leverage inherent in their terms. The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage. Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Fund. The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet collateral segregation requirements. The use of leveraged derivatives can magnify the Fund's potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund's share price. Because option premiums paid or received are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities. The use of derivatives subject to regulation by the Commodity Futures Trading Commission ("CFTC") by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

•

Futures Risk:  The Fund’s use of futures contracts involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  These risks include (i) leverage risk; (ii) correlation or tracking risk and (iii) liquidity risk.  Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage.  Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified.  Thus, the Fund may experience losses that exceed losses experienced by funds that do not use futures contracts.  There may be imperfect correlation, or even no correlation, between price movements of a futures contract and price movements of investments for which futures are used as a substitute, or which futures are intended to hedge.  Lack of correlation (or tracking) may be due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which these instruments are traded.  Consequently, the effectiveness of futures as a security substitute or as a hedging vehicle will depend, in part, on the degree of correlation between price movements in the futures and price movements in underlying securities.  While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid.  Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading.  Additionally, government regulation may further reduce liquidity through similar trading restrictions.  As a result, the Fund may be unable to close out its futures contracts at a time which is advantageous.  The successful use of futures depends upon a variety of factors, particularly the ability of the adviser to predict movements of the underlying securities markets, which requires different skills than predicting changes in the prices of individual securities.  There can be no assurance that any particular futures strategy adopted will succeed.

•

Options Risk: The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.”

Comment #16

The “Derivatives Risk” risk factor refers to “counterparty default risk” and “tracking risk.” Please expand this disclosure.

Response #16

The “Derivatives Risk” risk factor has been revised in response to your comment. Please see the revised risk factor in Response #15 above.

Comment #17

The prospectus includes a risk factor describing “Short Position Risk.” Investing in short positions has not been described elsewhere in the prospectus as an investment strategy of the Fund.

Response #17

While the Fund will not invest in short positions, the Underlying Funds may. Please see the revised disclosure from the prospectus summary below:

“Short Position Risk: While the Fund will not take short positions, the Underlying Funds may. As a result, the Underlying Funds (and indirectly the Fund) will incur a loss as a result of a short position if the price of the short position instrument increases in value between the date of the short position sale and the date on which an offsetting position is purchased. Short positions may be considered speculative transactions and involve special risks, including greater reliance on the underlying portfolio manager’s ability to accurately anticipate the future value of a security or instrument. The Underlying Funds’ losses are potentially unlimited in a short position transaction.”

Please see the revised disclosure from the statutory prospectus below:

“Short Position Risk:  While the Fund will not take short positions, the Underlying Funds may. The Fund’s long positions could decline in value at the same time that the value of the Underlying Funds short positions increase, thereby increasing the Fund’s overall potential for loss.  The Underlying Funds’ short positions may result in a loss if the price of the short position instruments rise and it costs more to replace the short positions.  In contrast to long positions, for which the risk of loss is typically limited to the amount invested, the potential loss on the Underlying Fund’s short positions is unlimited; however, the Fund will be in compliance with Section 18(f) of the 1940 Act, to ensure that a Fund shareholder will not lose more than the amount invested in the Fund.  Market factors may prevent the Underlying Fund from closing out a short position at the most desirable time or at a favorable price.”

Comment #18

In the “Tax Risk” risk factor, please disclose the fact that the Internal Revenue Service is no longer providing private letter rulings with respect to registered investment companies that invest in managed futures.

Response #18

The “Tax Risk” risk factor included in the prospectus summary has been revised in response to your comment. Please see the revised risk factor below:

“Tax Risk.  Certain of the Fund’s investment strategies, including transactions in options and futures contracts, may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund.  Also, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the U.S. federal tax requirements that apply to the Fund.  However, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains.  Additionally, the Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  However, the IRS has suspended issuance of any further letters pending a review of its position.  While the Fund believes that these rulings evidence the current view of the IRS, consistently applied to a number of similarly situated mutual funds, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.”

The “Tax Risk” risk factor included in the statutory prospectus has been revised in response to your comment. Please see the revised risk factor below:

“Tax Risk:  The Fund’s short sales and transactions in options, futures contracts, hedging transactions, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders.  The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions.  Additionally, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Code.  Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”).  The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.  The Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M.  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the IRS, consistently applied to a number of similarly situated mutual funds.  The Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M.  However, the Fund currently does not intend to request a private letter ruling from the IRS.  As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.  In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.”

Summary Section - Portfolio Managers

Comment #19

Please add the month and year that each Portfolio Manager joined the Fund.

Response #19

The Portfolio Managers table has been revised in response to your comment. Please see the revised table below:

Portfolio Managers	Primary Title	With Fund Since:
Eric G. Gurdian	Chief Investment Officer – Cash Management Division of the Advisor.	November, 2011
Annette A. Cazenave	Chief Investment Officer – Mutual Fund Management Division of the Advisor.	November, 2011

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Additional Information about Underlying Funds

Comment #20

Will the Subsidiary’s advisory contract comply with Section 15(a) of the Investment Company Act of 1940 (the “1940 Act”)?

Response #20

The Subsidiary’s advisory contract will comply with the requirements of Section 15(a) of the 1940 Act.

Comment #21

Will the Subsidiary comply with Sections 10 and 16 of the 1940 Act, relating to the composition of the Board of Directors?

Response #21

The Subsidiary will comply with Sections 10 and 16 of the 1940 Act relating to the composition of Boards of Directors.

Comment #22

Will the Subsidiary’s Board be signatories to the Post-Effective Amendment?

Response #22

The members of the Board of Directors of the Subsidiary will not be signing the Post-Effective Amendment to the Trust’s Registration regarding the Fund in their capacity as a Director of the Subsidiary.

Comment #23

Please confirm that the Subsidiary’s financial statements will be filed with a regulatory body such as the SEC.

Response #23

The Subsidiary’s financial statements are consolidated with the financial statements of the Fund, which will in turn be filed with the SEC.

Comment #24

Please confirm that the Subsidiary will abide by the investment restrictions required by Sections 8, 17 and 18 of the 1940 Act, the same as the Fund.

Response #24

The Subsidiary is subject to and will comply with the same investment restrictions as required by Sections 8, 17 and 18 of the 1940 Act when viewed on a consolidated basis with the Fund.

Comment #25

Please confirm that the Subsidiary will have the same custodian and independent accountant as the Fund.

Response #25

The Fund confirms that the Subsidiary will have the same custodian and independent accountant as the Fund, however, the Subsidiary will not be audited as a separate entity.

Comment #26

May the Advisor increase the fees paid by the Subsidiary without obtaining the approval of the Fund’s shareholders?

Response #26

The Advisor may not increase the fees paid by the Subsidiary without first obtaining approval of the Fund’s shareholders. In any event, fees paid by the Subsidiary to the Advisor will offset fees due the Advisor by the Fund.

Comment #27

Please confirm that all Subsidiary expenses are included in the fee table above.

Response #27

The expenses of the Subsidiary are consolidated with those of the Fund and are presented in the fee table above.

Comment #28

Is the Fund’s investment in the Subsidiary liquid?

Response #28

Yes. The Fund will have the right to redeem all or a portion of its shares in the Subsidiary on any Business Day on which the New York Stock Exchange is open for normal business a redemption price based on the net asset value per share.

Comment #29

Does the investment by the Fund in the Subsidiary implicate Section 17(d) of the 1940 Act?

Response #29

The Fund’s investment in the Subsidiary does not implicate Section 17(d) of the 1940 Act.

Comment #30

Have the Subsidiary and its Board of Directors consented to service of process in the United States?

Response #30

The Subsidiary and its Board of Directors have consented to service of process in the United States.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Comment #31

Please confirm that the Underlying Funds are not hedge funds.

Response #31

The Advisor confirms that the Underlying Funds will not be hedge funds. Rather, the Underlying Funds will be commodity pools.

Management of the Fund

The Advisor

Comment #32

Please disclose how long the Advisor has been in business, and its current assets under management.

Response #32

The Advisor was formed on July 31, 2007 and has been registered as an investment adviser with the SEC since May 7, 2010. As of March 31, 2011, the Advisor had assets under management equal to $2,261,517,756.00. Please see the revised disclosure below.

The Advisor

The Fund has entered into an Investment Advisory Agreement (“Advisory Agreement”) with RJO Investment Management, LLC, located at 222 South Riverside Plaza, Suite 900, Chicago, IL, 60606, under which the Advisor manages the Fund’s investments subject to the supervision of the Board of Trustees.  The Advisor was formed in July 2007, and has been registered as an investment adviser with the SEC since May 2010. As of March 31, 2011, the Advisor had assets under management equal to approximately $2.26 billion. The Advisor’s Mutual Fund Management division was established for the purpose of the creation, supervision, and management of investment company products and private funds with an emphasis on selecting investments and/or funds to achieve the specific fund’s objectives.  Under the Advisory Agreement, the Fund compensates the Advisor for its investment advisory services at the annual rate of 0.96% of the Fund’s average daily net assets, payable on a monthly basis.

Fund Expenses. The Fund is responsible for its own operating expenses.  Pursuant to an operating expense limitation agreement between the Advisor and the Fund, the Advisor has agreed to limit its operating expenses to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs, taxes and extraordinary expenses such as litigation) for the Fund do not exceed 2.00%, 2.75%, and 1.75%, of the Fund’s average net assets, for Class A, Class C, and Class I shares, respectively, through November 30, 2012, subject thereafter to annual re-approval of the agreement by the Board of Trustees.  Any reduction in advisory fees or payment of expenses made by the Advisor may be reimbursed by the Fund in subsequent fiscal years if the Advisor so requests.  This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses.  The Advisor is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years.  Any such reimbursement will be reviewed and approved by the Board of Trustees.  The Fund must pay its current ordinary operating expenses before the Advisor is entitled to any reimbursement of management fees and/or expenses.  This Operating Expense Limitation Agreement can be terminated only by, or with the consent, of the Board of Trustees.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement will be available in the Fund’s first annual or semi-annual report to shareholders.

Comment #33

Please ensure that the description of the Fund operating expenses waiver included in this section lines up with the disclosure included in the Annual Fund Operating Expenses table.

Response #33

Because the Fund’s expense ratio will be below the expense cap, the disclosure regarding the fee waiver that was previously included in the Annual Fund Operating Expenses table has been eliminated. In addition, the disclosure included in the statutory prospectus regarding the expense waiver has been revised in response to your comment. Please see Response #32 above.

Investment Subsidiary

Comment #34

The prospectus currently states that “the Subsidiary will allocate the majority of its assets to Underlying Funds, swap contracts and structured notes and other investments intended to serve as margin or collateral for swap positions.” This is the first mention of swap contracts in the prospectus. If the Fund will invest in swap contracts, please provide additional disclosure regarding the Fund’s investment in swaps and the associated risks.

Response #34

The Subsidiary will not allocate its assets to swap contracts or structured notes. In response to your comment, the paragraph has been revised as follows:

“The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary will allocate the majority of its assets to Underlying Funds. The Subsidiary is organized under the laws of the Cayman Islands, and is overseen by its own board of directors. The Fund is the sole shareholder of the Subsidiary. It is not currently expected that shares of the Subsidiary will be sold or offered to other investors.”

Shareholder Information

Choosing a Share Class

Comment #35

Please include additional disclosure regarding Class C Shares.

Response #35

The following section has been included in the prospectus in response to your comment:

More About Class C Shares

Class C shares of the Fund are sold at NAV without an initial sales charge.  This means that 100% of your initial investment is placed into shares of the Fund.  Class C shares pay up to 1.00% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services.  Over time, fees paid under this distribution and service plan will increase the cost of a Class C shareholder’s investment and may cost more than other types of sales charges. The minimum initial investment in Class C shares of the Fund is $1,000.  The minimum subsequent investment in Class C shares of the Fund is $100.

Share Price

Comment #36

Please confirm that the disclosure regarding valuation of ETFs is applicable. Please provide additional disclosure regarding the valuation of fixed income securities and commodities.

Response #36

The Fund does not intend to invest in ETFs. Accordingly, disclosure regarding the valuation of ETFs has been deleted and additional disclosure regarding the valuation of fixed income securities and commodities has been added. Please see the revised disclosure below:

“The net asset value (“NAV”) and offering price (NAV plus any applicable sales charges) of each class of shares is determined at 4:00 p.m. (Eastern Time) on each day the New York Stock Exchange (“NYSE”) is open for business.  NAV is computed by determining, on a per class basis, the aggregate market value of all assets of the Fund, less its liabilities, divided by the total number of shares outstanding ((assets-liabilities)/number of shares = NAV).  The NYSE is closed on weekends and New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  The NAV takes into account, on a per class basis, the expenses and fees of the Fund, including management, administration, and distribution fees, which are accrued daily.  The determination of NAV for a share class for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of shares, received by the Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the NYSE on that day.

Generally, the Fund’s investments are valued each day at the last quoted sales price on each security’s primary exchange.  Investments traded or dealt in upon one or more exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the last bid on the primary exchange.  Investments primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price.  Options contracts listed on a securities exchange or board of trade (not including Index Options contracts) for which market quotations are readily available are valued at the last quoted sales price or, in the absence of a sale at the last reported bid price on the valuation date.  Index Options contracts listed on a securities exchange or board of trade for which market quotations are readily available are valued at the last reported bid price on the valuation date.  Options not listed on a securities exchange or board of trade for which over-the-counter market quotations are readily available are valued at the last reported bid price on the valuation date.  Futures are valued based on their daily settlement value.  Debt securities are valued by using valuations provided by dealers in those instruments or an independent pricing service, the use of which has been approved by the Board of Trustees. Such may include prices supplied by the Fund's pricing agents based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity.  Short-term debt securities are valued at current market prices if remaining maturity is in excess of sixty days, or, if remaining maturity is less than 60 days, at amortized cost if acquired within sixty days of maturity or, if already held by the Fund on the sixtieth day, at the value determined on the sixty first day. If market quotations are not readily available or do not represent fair value in the judgment of the Advisor, investments will be valued at their fair market value as determined in good faith by the Advisor in accordance with procedures approved by the Board and evaluated by the Board as to the reliability of the fair value method used.  In these cases, the Fund’s NAV will reflect certain portfolio investments’ fair value rather than their market price.  Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.  The fair value prices can differ from market prices when they become available or when a price becomes available.

The Fund may use independent pricing services to assist in calculating the value of the Fund’s investments.  In addition, market prices for foreign investments are not determined at the same time of day as the NAV for the Fund.  Because the Fund may invest in futures interests primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not compute NAV, the value of some of the Fund’s portfolio investments may change on days when you may not be able to buy or sell Fund shares.  In computing the NAV, the Fund values foreign investments held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE.  Prices of foreign investments quoted in foreign currencies are translated into U.S. dollars at current rates.  If events materially affecting the value of a security in the Fund’s portfolio, particularly foreign investments, occur after the close of trading on a foreign market but before the Fund prices its shares, the security will be valued at fair value.  For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the Advisor may need to price the security using the Fund’s fair value pricing guidelines.  Without a fair value price, short-term traders could take advantage of the arbitrage opportunity and dilute the NAV of long-term investors.  Fair valuation of the Fund’s portfolio investments can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short term traders.  The determination of fair value involves subjective judgments.  As a result, using fair value to price an investment may result in a price materially different from the prices used by other mutual funds to determine net asset value, or from the price that may be realized upon the actual sale of the investment.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.”

Tools to Combat Frequent Transactions

Comment #37

Please delete this section, as the information disclosed in this section has been adequately addressed previously in the prospectus.

Response #37

The statement titled “Tools to Combat Frequent Transactions” has been deleted in its entirety in response to your comment.

Statement of Additional Information

Management of the Fund

Board Leadership Structure

 Comment #38

Please disclose the name of the Trust’s Chairman of the Board, the independent chair of the audit committee, and the independent lead trustee under the heading “Board Leadership Structure.”

Response #38

The section titled “Board Leadership Structure” has been revised in response to your comment. Please see the revised disclosure below:

The Trust is led by Mr. Brian Nielsen, who has served as the Chairman of the Board since 2011.  Mr. Nielsen is an interested person by virtue of his affiliation with Gemini Fund Services, LLC, (the Trust’s Administrator, Fund Accountant, and Transfer Agent) and Northern Lights Distributors, LLC (the Fund’s Distributor).  The Board of Trustees is comprised of Mr. Nielsen and four (4) Independent Trustees.   Under certain 1940 Act governance guidelines that apply to the Trust, the Independent Trustees will meet in executive session, at least quarterly. Under the Trust’s Agreement and Declaration of Trust and By-Laws, the Chairman of the Board is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for board meetings and (ii) providing information to board members in advance of each board meeting and between board meetings.  Generally, the Trust believes it best to have a non-executive Chairman of the Board, who together with the President (principal executive officer), are seen by our shareholders, business partners and other stakeholders as providing strong leadership.  The Trust believes that (i) its Chairman, Brian Nielsen, (ii) the independent chair of the Audit Committee, Keith Rhoades, and (iii) as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust, its funds and each shareholder.

 The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum